February 13, 2018

Via Edgar

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn.:	Craig Arakawa
Accounting Branch Chief

Re:	Iconix Brand Group, Inc. (the “Company”, “Iconix”, “we”, “us” or “our”)
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 15, 2017
File No. 001-10593

Mr. Arakawa:

This letter is in response to the Staff’s letter dated January 31, 2018 (the “Comment Letter”) addressed to the Company’s Chief Financial Officer regarding the Company’s Form 10-K for the year ended December 31, 2016 (the “Form 10-K”). The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. Based upon both the Comment Letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K is required.

Form 10-K for the Year Ended December 31, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Trademark & Goodwill Impairment, page 47

1.	We note your disclosure indicates that the trademark impairment of $521.7 million primarily related to write-downs in the women’s segment and men’s segment were due to a combination of factors, including DTR non-renewals, revised forecasted future earnings, an overall decline in sales in the retail industry and a decline in the Company’s stock price and related market capitalization. In order to provide investors with a better understanding of your financial condition and results of operations, please expand your disclosure to separately identify any material impairments of individual trademarks and the specific underlying causes, including trends, demands, events or uncertainties that gave rise to the impairments. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

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February 13, 2018

Response:

In consideration of the Staff’s Comment Letter, the Company will revise its disclosure in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. The revised disclosures, for the year ended December 31, 2016 and for the year ended December 31, 2017, will appear in the Company’s Form 10-K for the year ended December 31, 2017 as follows:

For the year ended December 31, 2016

Trademark & Goodwill Impairment. During FY 2016, the Company recognized an impairment charge of $424.9 million for indefinite-lived intangibles comprised of $31.5 million in Women’s, $144.6 million in Men’s, $50.0 million in Home, $5.1 million in Entertainment and $193.7 million in International as well as an impairment charge of $18.3 million for goodwill in the Men’s segment. The following is a breakdown of the trademark impairment charges ($ in millions):

Operating Segment	Brand / Trademark	Territory	Amount
Women’s	Mudd	US	$ 18.8
Women’s	Ocean Pacific	US	11.0
Men’s	Starter	US	51.2
Men’s	Ecko	US	46.6
Men’s	Pony	US	19.6
Home	Cannon	US	27.5
Home	Royal Velvet	US	22.2
International	Umbro	Europe	79.4
International	Lee Cooper	Europe	30.3
International	Mossimo	Latin America	14.3
Other	various	various	104.0

Total			$424.9

Overall, the impairment charges were primarily as a result of significant revisions to the Company’s forecasts to reflect lower revenue and operating margin expectations for the Company as well as a decrease in the Company’s market capitalization. The decrease in financial forecasts is primarily due to the overall declines in the retail industry due to traditional brick and mortar store closings and online competition in the target market. Several of our key DTR licensees (e.g. Walmart, Target, Macy’s, Kmart/Sears) have been

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February 13, 2018

affected by these factors. Because of the pressures to improve their economics (e.g. royalty rates, guaranteed minimum royalties) those licensees have either not renewed certain of their license agreements, notified us that they did not intend to renew certain license agreements or have informed us that they will renew their license agreements only if their economics on their licenses improve. Further, the Company’s lower market capitalization required management to assess and further revise the carrying value of the Company’s operating segments to coincide with the Company’s overall market capitalization. The decrease in the Company’s market capitalization is a of the result of the depressed stock price which the Company believes is primarily attributable to the decrease in overall operating results and upcoming maturities of the Variable Funding Notes and 1.50% Convertible Notes each in 2018, as well as the Company’s ongoing SEC investigation and shareholder litigation.

On an individual brand level, the impairment charges noted above arose out of lower forecasted revenue. The primary factors for the lower forecasts for each of the brands noted above are set forth below:

•	Mudd – The Mudd brand is exclusively sold at Kohl’s. The Company had forecasted growth of the brand through the introduction and monetization of new product categories at Kohl’s. However, given the decline in the retail industry, Kohl’s was unable to achieve revenue expectations above guaranteed minimums.

•	Ocean Pacific – Walmart maintains an exclusive license for the OP brand. In the fourth quarter of FY 2016, Walmart notified the Company that it would not renew the license agreement when it expires in June 2017.

•	Starter – Walmart maintains an exclusive license for the Starter brand. In the fourth quarter of FY 2016, Walmart notified the Company that it would not renew the license agreement when it expires in December 2017.

•	Ecko – Given the decline in the demand for streetwear and urban clothing, the Company’s licensees have been unable to increase sales of Ecko products.

•	Pony – The impairment was due to the Company’s renegotiation with its core licensee resulting in a higher royalty rate and elimination of guaranteed minimum royalties, as well as a delay in the relaunch of the brand.

•	Cannon – Store closings at the Company’s core licensee, Kmart/Sears, resulted in a decline in sales of the brand and thus the Company experienced lower than expected revenues and operating margins.

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February 13, 2018

•	Royal Velvet – Store closings at the Company’s core licensee, JCPenney, resulted in a decline in sales of the brand and thus the Company experienced lower than expected revenues and operating margins.

•	The impairments in the International segment are primarily as a result of the change in operating segments in the fourth quarter of FY 2016. Prior to the fourth quarter of FY 2016, the fair value and carrying amounts for the brands in the International segment were aggregated with the fair value and carrying amounts of the brands in the domestic segments (i.e. Women’s, Men’s and Home) and were each accounted for as a single unit of accounting, thus the amount by which the fair value of the domestic trademarks exceeded the carrying amount offset, to varying degrees, the amount by which the carrying amount of the brands in the identified territories exceeded their respective fair value.

The Company will continue to monitor impairment indicators and financial results in future periods. If current or expected cash flows change or if the market value of the Company’s stock decreases, there may be additional impairment charges. Impairment charges could be based on factors such as the Company’s forecasted cash flows, assumptions used, or other variables.

For the year ended December 31, 2017

(Note: the Company continues to conclude its year-end closing and financial reporting. This process is not complete, however the Company currently expects to report no additional material trademark impairments in the fourth quarter. The Company’s proposed disclosure is based on impairments through the third quarter. If additional impairments are identified the disclosure will be correspondingly updated.)

Trademark & Goodwill Impairment. During the third quarter of FY 2017, the Company recognized an impairment charge of $521.7 million for indefinite-lived intangibles comprised of $227.6 million in Women’s, $135.9 million in Men’s, $69.5 million in Home, and $88.8 million in International as well as an impairment charge of $103.9 million for goodwill comprised of $73.9 million in Women’s, $1.5 million in Men’s, and $28.4 million in Home. The following is a breakdown of the trademark impairment charges ($ in millions):

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February 13, 2018

Operating Segment	Brand / Trademark	Territory	Amount
Women’s	Mossimo	US	$ 21.8
Women’s	Joe Boxer	US	45.6
Women’s	Danskin	US	52.6
Women’s	Mudd	US	37.0
Women’s	Rampage	US	24.7
Women’s	Ocean Pacific	US	29.5
Men’s	Buffalo	US	43.4
Men’s	Zoo York	US	17.3
Men’s	Rocawear	US	34.6
Men’s	Ed Hardy	US	18.7
Home	Cannon	US	18.0
Home	Royal Velvet	US	29.6
Home	Fieldcrest	US	12.9
International	Umbro	China	31.1
International	Umbro	Europe	26.7
Other	various	various	78.2

Total			$521.7

Overall, the impairment charges were primarily as a result of management’s significant revisions to the Company’s forecasts to reflect lower revenue and operating margin expectations for the Company. The decrease in financial projections is primarily due to continued declines and strategic repositioning of proprietary brands in the retail industry, accompanied by the closing of traditional brick and mortar stores and continued online disruption and competition in the target market. Several of our key DTR partners (e.g. Walmart, Target, Macy’s, Kmart/Sears) have been affected by this decline which has resulted in the non-renewal of license agreements or increased pressures to reduce the economics (e.g. royalty rates, guaranteed minimum royalties) of new and existing license agreements.

On an individual brand level, the impairment charges noted above arose out of lower forecasted revenue. The primary factors for the lower forecasts for each of the brands noted above are set forth below:

•	Mossimo – In the fourth quarter of FY 2016, Target Corporation (“Target”) notified the Company that it did not intend to renew its license for the Mossimo brand beyond 2018. While market and demographic research indicate significant brand awareness and viability outside of exclusive Target distribution, the Company has yet to find a replacement core licensee. The Company continues to pursue multiple partners with broad distributions and varying degrees of economics.

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February 13, 2018

•	Joe Boxer – Store closings of the Company’s core licensee, Kmart/Sears, resulted in a decline in sales of the brand and thus the Company experiencing lower than expected revenues and operating margins.

•	Danskin – In FY 2017, Walmart notified the Company that it did not intend to renew its license for the DanskinNow brand beyond January 2019 resulting in a reduction to forecasted revenues for the Company.

•	Mudd – Given the Mudd brand is exclusively sold at Kohl’s, the Company had anticipated forecasted growth of the brand through the creation of new product categories. However, given the decline in the retail industry, Kohl’s was unable to achieve revenue expectations above guaranteed minimums.

•	Rampage – The impairment was due to the renegotiation of the economics of its existing core license agreement for footwear partially due to reduced distribution of the licensed product resulting in a decrease in forecasted revenues for the Company.

•	Ocean Pacific – The Company has begun a strategic repositioning of the brand which it expects will result in reduced economics in the near term.

•	Buffalo – Store closings at Macy’s and other traditional retailers where the product is sold as well as a decline in the retail industry resulted in a reduction to forecasted revenues for the Company.

•	Zoo York – Given the decline in the demand for streetwear and urban clothing, the Company’s licensees have been unable to increase sales of Zoo York products.

•	Rocawear – Given the decline in the demand for streetwear and urban clothing, the Company’s licensees have been unable to increase sales of Rocawear products.

•	Ed Hardy – Given the decline in the demand for streetwear and urban clothing, the Company’s licensees have been unable to increase sales of Ed Hardy.

•	Cannon – Store closings of the Company’s core licensee, Kmart/Sears, resulted in a decline in sales of the brand and thus the Company experiencing lower than expected revenues and operating margins.

•	Royal Velvet – Store closings of the Company’s core licensee, JCPenney, resulted in a decline in sales of the brand and thus the Company experiencing lower than expected revenues and operating margins.

•	Fieldcrest – Given the Fieldcrest brand is exclusively sold at Target, the Company had anticipated forecasted growth of the brand through the creation of new product categories. However, given the decline in the retail industry, Target was unable to achieve anticipated sales expectations.

•	Umbro in China – The Umbro brand was a new initiative for the Company given its formation of the Umbro China joint venture in FY 2016. The core licensee has taken longer than anticipated to meet the Company’s growth expectations for the brand in the China territory.

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•	Umbro in Europe – The Company has faced difficulties in replacing the business that Nike used to manage on its own in the Europe territory.

The Company will continue to monitor impairment indicators and financial results in future periods. If current or expected cash flows change or if the market value of the Company’s stock decreases, there may be additional impairment charges. Impairment charges could be based on factors such as the Company’s forecasted cash flows, assumptions used, or other variables.

The Company and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at (212) 819-2069 with any questions or further comments.

Sincerely,

/s/ David K. Jones
David K. Jones
Chief Financial Officer